# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BrightSpring Health Services, Inc., CIK 0001865782
CUSIP: 10950A106
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 805 N. Whittington Parkway, Louisville, Kentucky (KY), 40222
Date of event which requires filing of this statement: 06/03/2026
Filed by CIK 0001890568
Persons authorized to receive notices and communications: Christopher Lee, Esq., Kohlberg Kravis Roberts & Co. L.P., 30 Hudson Yards, New York, New York (NY), 10001, (212) 750-8300

## Reporting persons
- KKR Phoenix Aggregator L.P. (CIK 0001890568): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 26,829,880; shared voting power 0; sole dispositive power 26,829,880; shared dispositive power 0; aggregate amount beneficially owned 26,829,880 (13.6% of the class)
- KKR Phoenix Aggregator GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 26,829,880; shared voting power 0; sole dispositive power 26,829,880; shared dispositive power 0; aggregate amount beneficially owned 26,829,880 (13.6% of the class)
- KKR Americas Fund XII L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 26,829,880; shared voting power 0; sole dispositive power 26,829,880; shared dispositive power 0; aggregate amount beneficially owned 26,829,880 (13.6% of the class)
- KKR Associates Americas XII L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 26,829,880; shared voting power 0; sole dispositive power 26,829,880; shared dispositive power 0; aggregate amount beneficially owned 26,829,880 (13.6% of the class)
- KKR Americas XII Limited.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 26,829,880; shared voting power 0; sole dispositive power 26,829,880; shared dispositive power 0; aggregate amount beneficially owned 26,829,880 (13.6% of the class)
- KKR Group Partnership L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 26,829,880; shared voting power 0; sole dispositive power 26,829,880; shared dispositive power 0; aggregate amount beneficially owned 26,829,880 (13.6% of the class)
- KKR Group Holdings Corp.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 26,829,880; shared voting power 0; sole dispositive power 26,829,880; shared dispositive power 0; aggregate amount beneficially owned 26,829,880 (13.6% of the class)
- KKR Group Co. Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 26,829,880; shared voting power 0; sole dispositive power 26,829,880; shared dispositive power 0; aggregate amount beneficially owned 26,829,880 (13.6% of the class)
- KKR & Co. Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 26,829,880; shared voting power 0; sole dispositive power 26,829,880; shared dispositive power 0; aggregate amount beneficially owned 26,829,880 (13.6% of the class)
- KKR Management LLP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 26,829,880; shared voting power 0; sole dispositive power 26,829,880; shared dispositive power 0; aggregate amount beneficially owned 26,829,880 (13.6% of the class)
- Henry R. Kravis: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 26,916,102; sole dispositive power 0; shared dispositive power 26,916,102; aggregate amount beneficially owned 26,916,102 (13.7% of the class)
- George R. Roberts: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 26,853,143; sole dispositive power 0; shared dispositive power 26,853,143; aggregate amount beneficially owned 26,853,143 (13.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: BrightSpring Health Services, Inc.
Address of issuer's principal executive offices: 805 N. Whittington Parkway, Louisville, Kentucky (KY), 40222
Comment: This amendment No. 5 ("Amendment No. 5") amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on September 18, 2024, as amended by Amendment No. 1 filed with the Securities and Exchange Commission on June 12, 2025, as amended by amendment No. 2 filed with the Securities and Exchange Commission on June 26, 2025, as amended by amendment No. 3 filed with the Securities and Exchange Commission on October 22, 2025, as amended by Amendment No. 4 filed with the Securities and Exchange Commission on March 4, 2026 (as amended, this "Schedule 13D") relating to the common stock, par value $0.01 per share (the "Common Stock"), of BrightSpring Health Services, Inc. (the "Issuer"), a Delaware corporation. Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing: Item 2 of the Schedule 13D is hereby amended and supplemented to include an amended and restated Annex A attached to this Amendment No. 5 to Schedule 13D as Exhibit 99.1, which is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On June 3, 2026, KKR Phoenix Aggregator L.P., as a selling stockholder, the Issuer, and the other selling stockholders identified therein, entered into an underwriting agreement (the "Underwriting Agreement") with Goldman Sachs & Co. LLC, (the "Underwriter"), providing for the offer and sale of 15,000,000 shares of Common Stock by the selling stockholders, including 14,669,771 shares by KKR Phoenix Aggregator L.P. (the "Offering"), and purchase by the Underwriter of the shares of Common Stock, at a net price to KKR Phoenix Aggregator L.P. of $58.453 per share. The Offering closed on June 5, 2026. The Offering was made pursuant to the Issuer's shelf registration statement on Form S-3 (File No. 333- 287916), as supplemented by a base prospectus dated June 10, 2025 as supplemented by a preliminary prospectus supplement and prospectus supplement, each dated June 5, 2026.

Pursuant to the Underwriting Agreement, KKR Phoenix Aggregator L.P. has entered into a lock-up agreement (the "Lock-Up Agreement") with the Underwriter pursuant to which it has agreed with the Underwriter, subject to customary exceptions, not to offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock, or any securities convertible into or exercisable or exchangeable for Common Stock, during the period from June 3, 2026 continuing through the date 60 days thereafter, except with the prior written consent of the Underwriter.

The descriptions of the Underwriting Agreement and Lock-Up Agreement contained in this Item 4 are not intended to be complete and are qualified in their entirety by reference to the Underwriting Agreement and Form of Lock-Up Agreement, each of which is filed as an exhibit hereto and incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a) - (c) of the Schedule 13D are hereby amended and restated as follows:

The information set forth in Item 4 of the Schedule 13D is hereby incorporated by reference into this Item 5.

The response of the Reporting Persons to rows 7 through 13 on the cover page of this Schedule 13D are incorporated by reference herein.

As of June 5, 2026, KKR Phoenix Aggregator L.P. directly holds 26,829,880 shares of Common Stock, a foundation over which Mr. Kravis may be deemed to have shared investment and voting power directly holds 86,222 shares of Common Stock, and a foundation over which Mr. Roberts may be deemed to have shared investment and voting power directly holds 23,263 shares of Common Stock representing approximately 13.7% of the outstanding shares of Common Stock of the Issuer. Calculations of the Common Stock beneficially owned are based on an aggregate of 196,588,412 shares of Common Stock outstanding as of the closing of the Offering, as reported in the Issuer's prospectus supplement on Form 424B7 filed with the Securities and Exchange Commission on June 5, 2026.

KKR Phoenix Aggregator GP LLC (as the general partner of KKR Phoenix Aggregator L.P.), KKR Americas Fund XII L.P. (as the sole member of KKR Phoenix Aggregator GP LLC), KKR Associates Americas XII L.P. (as the general partner of KKR Americas Fund XII L.P.), KKR Americas XII Limited (as the general partner of KKR Associates Americas XII L.P.), KKR Group Partnership L.P. (as the sole shareholder of KKR Americas XII Limited), KKR Group Holdings Corp. (as the general partner of KKR Group Partnership L.P.), KKR Group Co. Inc. (as the sole shareholder of KKR Group Holdings Corp.), KKR & Co. Inc. (as the sole shareholder of KKR Group Co. Inc.), KKR Management LLP (as the Series I preferred stockholder of KKR & Co. Inc.), and Messrs. Kravis and Roberts (as the founding partners of KKR Management LLP) may be deemed to be the beneficial owner of the securities reported herein.

The filing of this Schedule 13D shall not be construed as an admission that any of the above-listed entities or individuals is the beneficial owner of any securities covered by this Schedule 13D.

To the best knowledge of the Reporting Persons, as of June 5, 2026, a foundation over which Mr. Nuttall may be deemed to have shared investment and voting power directly holds 102,213 shares of Common Stock. To the best knowledge of the Reporting Persons, except as set forth in this Schedule 13D, none of the individuals named in Item 2 beneficially owns any Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days:
Except as otherwise set forth herein, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any other individual named in Item 2 has engaged in any transaction in Common Stock during the past 60 days.

On June 5, 2026, in connection with the sale reported herein, KKR Phoenix Aggregator L.P. and certain of its affiliates initiated the distribution (the "Distribution") of an aggregate of 324,608 shares of Common Stock to their respective partners and shareholders as in-kind distributions, including (i) 36,927 shares distributed to a foundation over which Mr. Kravis may be deemed to have shared investment and voting power, (ii) 23,263 shares distributed to a foundation over which Mr. Roberts may be deemed to have shared investment and voting power, (iii) 55,335 shares allocated to Mr. Bae were distributed to a charitable organization, and (iv) 34,603 shares distributed to a foundation over which Mr. Nuttall may be deemed to have shared investment and voting power. These in-kind distributions are for the purpose of the ultimate recipients making charitable donations of shares of Common Stock.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 of the Schedule 13D is hereby incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 99.1 Annex A - Directors of KKR & Co., Inc.

Exhibit M Underwriting Agreement, dated June 3, 2026 among the Issuer, KKR Phoenix Aggregator L.P., certain selling stockholders named therein and Goldman Sachs & Co. LLC (Incorporated by reference to Exhibit 1.1 of the Issuer's Current Report on Form 8-K filed on June 5, 2026)

Exhibit N Form of Lock-Up Agreement (Incorporated by reference to Exhibit A to Exhibit 1.1 of the Issuer's Current Report on Form 8-K filed on June 5, 2026)

## Signatures
- KKR Phoenix Aggregator L.P.: /s/ Christopher Lee, Christopher Lee, Assistant Secretary of KKR Phoenix Aggregator GP LLC, its GP (06/05/2026)
- KKR Phoenix Aggregator GP LLC: /s/ Christopher Lee, Christopher Lee, Assistant Secretary (06/05/2026)
- KKR Americas Fund XII L.P.: /s/ Christopher Lee, By KKR Associates Americas XII L.P., its GP, By: Christopher Lee, Assistant Secretary of KKR Americas XII Limited, its GP (06/05/2026)
- KKR Associates Americas XII L.P.: /s/ Christopher Lee, Christopher Lee, Assistant Secretary of KKR Americas XII Limited, its GP (06/05/2026)
- KKR Americas XII Limited.: /s/ Christopher Lee, Christopher Lee, Assistant Secretary (06/05/2026)
- KKR Group Partnership L.P.: /s/ Christopher Lee, Christopher Lee, Secretary of KKR Group Holdings Corp., its GP (06/05/2026)
- KKR Group Holdings Corp.: /s/ Christopher Lee, Christopher Lee, Secretary (06/05/2026)
- KKR Group Co. Inc.: /s/ Christopher Lee, Christopher Lee, Secretary (06/05/2026)
- KKR & Co. Inc.: /s/ Christopher Lee, Christopher Lee, Secretary (06/05/2026)
- KKR Management LLP: /s/ Christopher Lee, Christopher Lee, Assistant Secretary (06/05/2026)
- Henry R. Kravis: /s/ Christopher Lee, Christopher Lee, Attorney-in-fact (06/05/2026)
- George R. Roberts: /s/ Christopher Lee, Christopher Lee, Attorney-in-fact (06/05/2026)